Jet Metal Announces Changes to Board of Directors

February 17, 2015                                                                                                                                                                                    (TSXV: JET) (OTCQB: JETMF)

Jet Metal Corp. (TSXV: JET) (OTCQB: JETMF) (the “Company” or “Jet Metal”) is pleased to announce the appointment of Mr. Stewart Wallis as non-executive Chairman to the Board of Directors, as well as the appointment of Mr. Ken Brophy to the Board of Directors.

Mr. Wallis was initially appointed to the Board in June, 2003 and has also served as an Officer of the Company in a variety of capacities, most recently as President and CEO from 2009 until 2012.

Mr. Brophy has over 18 years of experience in the mining and energy sectors with a focus on exploration and development stage projects in Canada. Mr. Brophy’s experience includes Environmental Assessments, regulatory compliance, Aboriginal, community and Government engagement, including many years of direct operational experience with Jet Metal. While with Jet Metal, Mr. Brophy held the position of Director of Operations and was responsible for all operational related activities including managing procurement obligations (i.e. diamond drilling, aircraft support, etc.), negotiating contracts and agreements, and all remote logistical requirements and maintenance programs. Mr. Brophy was actively involved in the permitting processes, community engagement and leading the Company’s efforts for responsible exploration and sustainability stewardship, and the implementation of Health, Safety and Environment policies and procedures.

The appointments of Mr. Wallis as non-executive Chairman and Mr. Brophy to the Board follow the resignation of Mr. Jay Sujir from the Board. Mr. Sujir has been with the Company since February 2003 and the Board thanks him for his efforts during this time.

About Jet Metal Corp.

The Company is a uranium explorer and developer with projects across North America. The mineralization identified at its CMB project, located in Newfoundland and Labrador, Canada, is open for expansion both along strike and at depth. The Company also holds a majority interest and is the operator of the Bootheel Project in Wyoming, USA, which has the potential to be mined using in-situ recovery methods. The Jet Metal team is composed of knowledgeable and experienced professionals with global experience in exploration, mining and corporate finance that are committed to operating in an environmentally responsible manner.

For more information on Jet Metal and its properties, please visit the website at: www.jetmetalcorp.com.

ON BEHALF OF THE BOARD

"Jim Crawford"
President & CEO

For Investor Relations, please call:
T: 604-681-8030 x.240
F: 604-681-8039
E: info@jetmetalcorp.com
www.jetmetalcorp.com

Cautionary Note Regarding Forward-Looking Information

This news release contains "forward-looking information" concerning anticipated developments and events that may occur in the future. Forward looking information contained in this news release includes, but is not limited to, statements with respect to the development of the Company’s mineral properties.

In certain cases, forward-looking information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this news release is based on certain factors and assumptions regarding, among other things, the estimation of mineral resources, the realization of resource and reserve estimates, uranium and other commodity prices, the timing and amount of future exploration and development expenditures, the estimation of labour and operating costs, the availability of necessary financing and materials to continue to explore and develop the Company’s properties in the short and long-term and to acquire new properties, the progress of exploration and development activities, the receipt of necessary regulatory approvals, the estimation of insurance coverage, and assumptions with respect to currency fluctuations, environmental risks, title disputes or claims, and other similar matters. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks inherent in the exploration and development of mineral deposits, risks relating to variations in mineral resources, grade or recovery rates resulting from current exploration and development activities, risks relating to the ability to access infrastructure, risks relating to changes in uranium and other commodity prices and the worldwide demand for and supply of uranium and related products, risks related to increased competition in the market for uranium and related products and in the mining industry generally, risks related to current global financial conditions, uncertainties inherent in the estimation of mineral resources, access and supply risks, reliance on key personnel, operational risks inherent in the conduct of mining activities, including the risk of accidents, labour disputes, increases in capital and operating costs and the risk of delays or increased costs that might be encountered during the development process, regulatory risks, including risks relating to the acquisition of the necessary licenses and permits, financing, capitalization and liquidity risks, including the risk that the financing necessary to fund the exploration and development activities on the Company’s properties, or to acquire new properties, may not be available on satisfactory terms, or at all, risks related to disputes concerning property titles and interest, environmental risks and the additional risks identified in the "Risk Factors" section of the Company's reports and filings with applicable Canadian securities regulators.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information is made as of the date of this news release. Except as required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking information.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release, and no securities regulatory authority has either approved or disapproved of the contents of this release.